UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 14, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated November 14, 2013 announcing developments in relation to the A-Tel case.

Istanbul, November 14, 2013

Announcement Regarding The Developments In Relation To The A-Tel Case

Subject:  Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

As announced, within the context of our annulment notification pursuant to service provider and distribution agreement terms with A-Tel* effective from 1 August 2012, SDIF filed a lawsuit against our Company on recovery of TRY 131.9 million, which is allegedly the amount of loss resulted from the annulment, together with its overdue interest. In due course, SDIF informed the Court that its receivables that are in connection with the case were transferred to Bilgin Holding A.Ş. The related Court ruled the dismissal of the case in regard to procedure on grounds that there is no capacity of being claimant for SDIF.

*A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”) is a 50%-50% joint venture of the Company and the Savings Deposit Insurance Fund (“SDIF”) and involved in the selling and distributing of the pre-paid lines in Turkey. SDIF has transferred its 50% of shares in A-Tel to Bilgin Holding A.S. on 4 July 2013.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 14, 2013	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 14, 2013	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Director